UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 8, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated March 8, 2010 concerning the shareholder proposal submitted by Boston Common Asset Management, LLC and First Affirmative Financial Network, LLC for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 11, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Dawn Wolfe
Associate Director of ESG Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 16, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to JPMorgan Chase & Co.
(Boston Common Asset Management)

Dear Sir/Madam:

I have been asked by Boston Common Asset Management, LLC and First Affirmative Financial Network, LLC (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of JPMorgan Chase & Co. (hereinafter referred to either as "Chase" or the "Company"), and who have jointly submitted a shareholder proposal to Chase, to respond to the letter dated January 11, 2010, sent to the Securities & Exchange Commission by O'Melveny & Myers on behalf of the Company, in which Chase contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Chase's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to review its implementation of the Carbon Principles and to report to the shareholders on its implementation of those Principles.

RULE 14a-8(a)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

We quite agree with the Company's description of the standard to be applied as described in Section III.B.1. (page 4) of its no-action letter request. However, we do not agree with the Company's suggested application of those principles to the Proponents' shareholder proposal. The Proponents' proposal requests that Chase amend its "policies and practices" in order to better align them with its stated goal of reducing the carbon emissions that cause climate change. Shareholder proposals requesting that a company take actions to reduce the carbon footprint associated with its activities have, since 1990, been deemed by the Staff to raise significant policy issues for the registrant. *Exxon Corporation* (January 30, 1990). That line of letters has been reaffirmed as recently as last month. *Norfolk Southern Corporation* (January 15, 2010). Nor must such proposals be restricted solely to the registrant's own activities, but may include the "life cycle" of a product (see, e.g., *American Standard Companies, Inc.* (March 18, 2002)) or the impact of the loans that the registrant makes (see, e.g., *Citigroup Inc.* (February 27, 2002)).

In contrast to the Proponents' request that Company "amend JPMorgan's policies and practices", the sole authority relied upon by the Company, *Citigroup Inc.* (February 12, 2007), made no request for policy changes. Instead, the proponent of the 2007 Citigroup proposal requested a comprehensive discussion of each and every loan funded, or not funded, under the Equator Principles. Not surprisingly, the Staff rightly determined that the proposal related to the registrant's "ordinary business decisions (i.e. credit decisions)". No similar infirmity infects the Proponents' shareholder proposal. Rather, it inquires into significant policy matters and asks that the policies be changed so as to reduce greenhouse gas emissions.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

The Company has failed to carry its burden of establishing that the Proponents' proposal as a whole is vague or indefinite. Instead, in the manner that was popular prior to the publication of Staff Legal Bulletin 14B (September 15, 2004), it has chosen to object to three statements in the supporting statement or whereas clauses which it claims would be misleading. We do not agree that they are misleading, but if the Staff were to determine otherwise, we would be pleased to amend the proposal to obviate the defect.

1.

The Company first complains that the Proponents have stated (in the Company's own paraphrase, page 7, first full paragraph) that the Company's "implementation of the Principles has not been sufficient to achieve the intended effect of *reducing* carbon risks in the financing of electric power project[s]". (Emphasis supplied.) Chase's objection to this statement is not that it is false, but that it is misleading in that it is "not the intention of the Principles to ban the financing of coal-fired plants". The problem with the objection is that the Proponents have not claimed that the Principles call for a ban on financing coal-fired plants. Instead they have stated that the "intended effect" of the Principles is to *reduce* carbon risks. How this reduction is to be achieved is described in the prior paragraph of the whereas clause where the "benchmarks" are described. There is no reference either in the benchmarks or in the sentence objected to by the Company to any "ban" on coal-fired plants. The Company's invention of a fiction not present in the actual proposal cannot possibly be a violation of Rule 14a-8(i)(3). Since the sentence objected to is not materially misleading, *a fortiori* it cannot be either vague or indefinite.

2.

The Company's second objection is no more convincing. In the Company's own words, Chase objects (page 7, second full paragraph) to the statement "that a 'key goal' of the Principles is to reduce climate-change business risk". Rather than accept this as a goal of the Principles, Chase states (text at footnote 7) that the Principles are intended to "respond to the risks of carbon exposure and climate change". Just how does the Company believe that these risks should be responded to? By increasing the amount of carbon dioxide emitted, thereby enhancing climate change? By neither increasing nor decreasing these emissions? If either of these is the goal, what is the point of adopting the Carbon Principles? Surely it would be an exercise in extreme futility (and stupidity) for the banks, environmental groups and coal companies to have spent nine months negotiating the Carbon Principles, if those Principles were not intended to reduce "carbon exposure and climate change". In this connection, we note that the Enhanced Diligence Process section entitled "Emerging Practice" (see Company's Exhibit C, page 2) states that the Financial Institutions subscribing to the Principles "recognize that a set of practices is emerging in power project finance targeted at quantifying, ***reducing and mitigating climate change risks***". (Emphasis supplied.) It surely is fair and accurate for the Proponents to characterize this as a "key goal" of the Principles, especially since one of the three emerging practices subsequently enumerated is the following:

> Making a commitment at the corporate or project level to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions.

We utterly fail to see in what way the Proponents' statement is materially misleading. Indeed, it is a wholly accurate description of the "Enhanced Diligence Process" set forth in the Company's Exhibit C. *A fortiori*, it is neither vague nor indefinite.

3.

The crux of the Company's argument is that "The Proposal does not, however, describe the benchmarks to which it refers" (page 9, second paragraph, second sentence). We are unable to understand how Chase can make this claim with a straight face since the benchmarks to which the Resolve clause refers are spelled out in the fourth whereas clause. No rational shareholder and no director with even a modicum of intelligence would have any difficulty whatsoever in knowing what they were voting for or how to implement the proposal. The Proponents' shareholder proposal therefore cannot be either vague or indefinite and the various no-action letters cited by the Company are totally irrelevant.

In the words of the Company's letter (page 8, penultimate paragraph), "the Staff has been unable to concur that a proposal seeking to implement a well-defined set of standards could be omitted . . . as vague and indefinite". That is the instant situation.

The Company also objects that the 'best practice benchmarks' (other than the fourth one) enumerated in the fourth whereas clause are not to be found in the Carbon Principles. In other words, that the Carbon Principles do not call for (a) meeting power needs via efficiency and renewables; (b) incorporating carbon costs; and (c) offsetting the omissions. These claims are factually incorrect in all three iterations.

a.

We refer the Staff to the "Enhanced Diligence Process", which the Company has attached as Exhibit C to its no-action letter request. Beginning on page 6 thereof, is Exhibit 1, entitled "Enhanced Environmental Diligence". Exhibit 1 discusses the questions to be addressed in an Enhanced Diligence review of a particular financing. The first two items listed (Section 1(a)) are "Evaluation of efficiency alternatives considered" and "Evaluation of renewable alternatives considered". These, of course, correspond precisely to the first benchmark listed by the Proponents, namely "meeting power needs via efficiency and renewables", the first of the benchmarks that Chase contends is not in the Carbon Principles. Furthermore, we believe that these two items were intended to be summarized by the third of the "emerging practices" quoted from Exhibit C on page 8 of the Company's letter. Indeed, the items in Section 1(a), the third of the enumerated "emerging practices" and the first "benchmark" are interchangeable and identical in scope and purpose.

b.

The third question listed in the aforesaid Section 1(a) of the "Enhanced Environmental Diligence" which must be addressed in the review is entitled "Evaluation of financial impact and sensitivity to future CO2 limits and costs". We believe that this is fairly paraphrased by the Proponents as the second benchmark: "incorporating carbon costs". Indeed, it, too, appears in the "emerging practices" list, clearly being set forth as the first of those practices. Once again, although there are differences in phraseology, the second benchmark, the first "emerging practice" and the third question in Section 1(a) are interchangeable and identical in scope and purpose.

c.

Finally, the Company contends that "Offsetting the emissions", the third benchmark, is not to be found in the Carbon Principles. This is quite untrue. The fifth question to be considered in the Section 1(a) evaluation is "any commitment to avoid any increase in or reduce CO2 emissions, including an "evaluation of mitigation plan". (Subsection d; see also subsection c.) This notion is also encapsulated in the third "emerging practice". It is also spelled out in detail as "Process item 2: Carbon Mitigation Plans" in the Section entitled "Enhanced Diligence Process" found on page 4 of the Company's Exhibit C, where mitigation is defined as options "to reduce or offset some portion of the CO2 emissions". Yet again, although there are differences in phraseology, the third benchmark, the third "emerging practice", the fifth question in Section 1(a) and Process item 2 are interchangeable and identical in scope and purpose.

For the foregoing reasons, the Proponents' shareholder proposal is neither vague nor indefinite, nor is any specific statement therein materially misleading.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Dawn Wolfe

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 26, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Boston Common Asset Management and First Affirmative Financial Network
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 11, 2010 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Boston Common Asset Management and First Affirmative Financial Network, LLC (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the ***"2010 Proxy Materials"***). On behalf of the Proponent, Mr. Paul Neuhauser submitted a letter to the Staff dated February 16, 2010 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2010 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On December 1, 2009, the Proponent submitted the Proposal to the Company for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Board review and report to shareholders "JPMorgan's implementation of the Carbon Principles and, where necessary, amend JPMorgan's policies and practices to ensure alignment with the Carbon Principles' benchmarks for risk measurement."

The Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

The Proponent Letter contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2010 Proxy Materials under Rule 14a-8 because (1) the subject matter of the Proposal relates to a significant policy issue that transcends ordinary business matters, and (2) the Company has failed to carry its burden of establishing that the Proposal as a whole is vague or indefinite.

As discussed below, the Proponent Letter does not alter the analysis of the application of Rule 14a-8(i)(7) to the Proposal. Specifically, the issue of whether the Proposal touches upon a significant policy issue is irrelevant for this analysis where, as here, the Proposal is focused primarily on the ordinary business matters described in the Initial Request Letter. Also, the Proponent Letter does not alter the application of Rule 14a-8(i)(3) to the Proposal, as the Proposal remains impermissibly vague and indefinite such that any action ultimately taken by the Company upon implementation of the Proposal (if adopted) could be significantly different from the actions envisioned by shareholders in voting on the Proposal.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With Matters Relating to the Company's Ordinary Business Operations

As discussed in the Initial Request Letter, the Staff has consistently expressed the view that proposals relating to ordinary business matters, and not sufficiently focused on a significant policy issue, may be excluded in reliance on Rule 14a-8(i)(7). The Proponent Letter asserts that the Proposal requests the Company "amend its 'policies and practices' in order to better align them with its stated goal of reducing the carbon emissions that cause climate change." The Proponent Letter goes on to state that "shareholder proposals requesting a company take actions to reduce the carbon footprint associated with its activities have, since 1990, been deemed by the

Staff to raise significant policy issues for the registrant." The Company does not disagree that the Commission and Staff have consistently stated that proposals relating to policies and practices regarding carbon emissions by a company as part of its business activities relate to a significant policy issue that transcends a company's ordinary business matters. However, the Company disagrees that the Commission or Staff has expressed a similar view that a proposal relating to the carbon emissions of the clients or customers of a company must be included in the company's proxy materials as relating to such significant policy issue.

The Proponent Letter relies solely on two prior Staff no-action letters to support its assertion that proposals relating to carbon emissions need not be "restricted solely to the registrant's own activities, but may include the 'life cycle' of a product...or the impact of the loans that the registrant makes." The Proponent Letter cites to American Standard Companies, Inc. (Mar. 18, 2002) for support of the view that a proposal relating to the carbon emissions over the 'life cycle' of a product relate to a significant policy issue and to Citigroup, Inc. (Feb. 27, 2002) for support for the view that proposals relating to the impact of the loans that a company makes on carbon emissions implicate a significant policy issue.

The proposal in American Standard requested a report to shareholders "on the greenhouse gas emissions from our company's ***own operations and products sold***, including: steps the company can take to reduce emissions of greenhouse gases substantially; recommendations for steps the appliance manufacturing industry can take to collectively reduce emissions of greenhouse gases substantially, and plans, if any, to support energy-efficient appliance standards" (emphasis added).[1] The company argued that decisions on whether and to what extent the company chose to support certain initiatives enumerated in one clause of the supporting statement were fundamental to management's day-to-day operations of its business and the proposal, therefore, was excludable under Rule 14a-8(i)(7). Although the proponent, in correspondence submitted to the Staff, noted that the company "concedes that what is important is the emissions over the life-cycle of the product, not just the emissions in the production of the product," there is nothing to suggest that the Staff based its determination that the proposal could not be excluded in reliance on Rule 14a-8(i)(7) on this argument. In fact, it is unlikely that the Staff considered such an argument, as it was not asserted by the company as a basis upon which it could exclude the proposal. Instead, it appears that the Staff agreed with the arguments asserted on behalf of the proponent that the proposal requested a report regarding the current emissions and the considerations of measures to reduce emissions from the ***operations of and products sold by*** American Standard and, thus, was not excludable under Rule 14a-8(i)(7).

The proposal in Citigroup requested "a report that reflects an economic and environmental commitment to confronting climate change" including certain information called for by the proposal. The only argument that Citigroup asserted in its no-action request as a basis

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1 Moreover, the proponent of the proposal asserted (in correspondence drafted by the same author as the Proponent Letter) that the proposal "requests the [c]ompany to report on the greenhouse gas emissions ***caused by its operations and products***" and that "[c]limate change and the contribution of greenhouse gases to that change is not merely a policy issue for the Congress and the executive...[but it] is equally an important policy issue for those companies ***whose operations or products emit*** such polluting gases" (emphasis added).

for excluding the proposal in reliance on Rule 14a-8(i)(7) was that the proposal related to an "evaluation of risk" and that the proposal sought to "micro-manage" the company. Therefore, the only view expressed by the Staff in Citigroup was that the proposal could not be excluded in reliance on Rule 14a-8(i)(7) as relating to the evaluation of risk or because it sought to micro-managed the company.[2] The Staff was not asked to express a view as to whether or not a proposal focused on the impact of the loans that a company makes on carbon emissions related to a significant policy issue. Thus, the Proponent Letter's reliance on Citigroup to support its conclusion that proposals relating to the impact of the loans that a company makes on carbon emissions implicate a significant policy issue is misplaced.

The Proponent Letter's misinterpretation of the two no-action letters above clearly demonstrates the lack of support for its stated view that proposals relating to carbon emissions need not be "restricted solely to the registrant's own activities, but may include the 'life cycle' of a product...or the impact of the loans that the registrant makes." In fact, the Proponent Letter cites to no on-point no-action letters to substantiate such a view.

However, the Initial Request Letter does cite to on-point no-action letter precedent to support its view that the Proposal does not focus on an over-riding significant policy issue -- e.g., reduction of greenhouse gas emissions -- but, instead, focuses on the credit decisions made by the Company. The Proponent Letter seeks to dismiss the precedential value of the no-action letter provided in Citigroup, Inc. (Feb. 12, 2007) by noting that the proposal made no request for a policy change and, instead, sought only a report on each and every loan funded or not funded under the Equator Principles. However, the Commission has indicated that where a proposal requests a report on a specific aspect of a registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations -- where it does, such a proposal will be excludable.[3] Therefore, it was not the requesting of a report (rather than the adoption of a policy) that was dispositive as to whether or not the proposal to Citigroup could be excluded in reliance on Rule 14a-8(i)(7), but the focus of the subject matter of the proposal on the company's ordinary business matters regarding credit decisions.

As discussed in the Initial Request Letter, the current Proposal similarly focuses on the Company's ordinary business matters regarding credit decisions, specifically the decisions regarding each and every project analyzed under the Carbon Principles. The Proposal does not address the greenhouse gas emissions of the Company's operations, but seeks to dictate the terms under which the Company will balance considerations regarding "cost, reliability and greenhouse gas concerns" in evaluating "options to meet the electric power needs of the US in an environmentally responsible and cost effective manner" under the Carbon Principles.[4] Put simply, the Proposal focuses on the considerations to be taken into account in determining

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2 Staff Legal Bulletin 14 (Jul. 13, 2001) states that a "company has the burden of demonstrating that it is entitled to exclude a proposal, and [the Staff] will not consider any basis for exclusion that is not advanced by the company."

3 See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

4 See page 1 of the Carbon Principles (attached as Exhibit B to the Initial Request Letter).

whether or not to provide financing to a company engaged in the electric power production industry or a project relating to electric power generation -- a matter the Staff has clearly stated is an "ordinary business matter" for the purposes of Rule 14a-8(i)(7) -- and not on the significant policy of reducing greenhouse gas emissions. Simply because the Company has voluntarily adopted the Carbon Principles and agreed to employ the Enhanced Diligence Process to "assess project economics and financing parameters related to the uncertainties around current climate change policy in the US" does not alter the fact that the assessment, evaluation and cost-benefit analysis associated with credit decisions regarding which companies or projects to finance is part of the Company's day-to-day business operations that should not be subject to shareholder oversight.

Based upon the analysis above and that set forth in the Initial Request Letter, the Company believes that the Proposal and Supporting Statement may be omitted from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business matters regarding credit decisions.

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) as the Proposal Contains Material Terms Undefined in the Supporting Statement that Render the Proposal Impermissibly Vague and Indefinite

The Proponent Letter expresses the view that the Company has failed to carry its burden of establishing that the Proposal and Supporting Statement, when taken as a whole, are impermissibly vague or indefinite. As articulated in Staff Legal Bulletin 14B (Sep. 15, 2004) (***"SLB 14B"***) the standard for evaluating whether a proposal is impermissibly vague or indefinite whether "the resolution contained in the proposal is so inherently vague or indefinite that neither the [shareholders] voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In support of its view, the Proponent Letter mischaracterizes the Company's arguments in support of its view that the Proposal is vague or indefinite as simply "object[ing] to three statements in supporting statement or whereas clauses which it claims would be misleading." The Proponent Letter offers to amend the Proposal and Supporting Statement to obviate these defects; however, the Company does not accept any such revisions and believes that it should not be required to allow such revisions as they would not be "minor in nature." See SLB 14B.

The Proponent Letter claims that "the intended effect" of the Carbon Principles is to reduce carbon risks and such reduction is to be achieved by satisfying the "benchmarks" described in the fourth whereas clause of the Proposal. However, as stated in the Initial Request Letter, the Carbon Principles were established to "help financial institutions and their power generation clients better understand and respond to the risks of carbon exposure and climate change and to encourage development of low carbon emitting power generation."[5] The Proponent Letter states that nothing in the Proposal or Supporting Statement calls for a "ban" on

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[5] *See* Question 1 of the "Carbon Principles Q&A" (attached as Exhibit D to the Initial Request Letter).

coal-fired plants.[6] However, this ignores the plain language of the fifth whereas clause, which provides the entire premise of the Proposal -- i.e., that the Company's actions as a lender to any utility developing new coal-fired power plants evidence a failure to implement the Carbon Principles sufficiently to achieve "the intended effect of reducing carbon risks." The Proponent Letter's complete failure to acknowledge that a reasonable person would read this clause as stating that any decision to participate as a lender for a utility developing a coal-fired power plant necessarily results in the failure to achieve the "intended effect" of the Carbon Principles ignores the plain language of the Proposal and Supporting Statement. The Proposal and Supporting Statement utilize these same two misstatements (i.e., that any Company action as a lender to any utility developing new coal-fired power plants evidences a failure to implement the "intended effect" of the Carbon Principles sufficiently and that "the intended effect" of the Carbon Principles is reducing carbon risks) to support its view that the Company's policy and practices are not currently aligned with "the Carbon Principles' benchmarks for risk measurement." The Company believes that these misstatements are material to a shareholder's voting decision and that, when taken as a whole with other misstatements of the purpose and operation of the Carbon Principles, render the entire Proposal materially false and misleading such that it may be omitted in reliance on Rule 14a-8(i)(3).

The Proponent Letter goes on to argue that it is accurate to characterize "reducing and mitigating climate change risks" as a key goal of the Carbon Principles because one of the three emerging practices set forth in the Enhanced Diligence Process is "[m]aking a commitment at the corporate or project level to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions."[7] However, as in the Proposal and Supporting Statement, the Proponent Letter pulls out this single clause of the Carbon Principles as (apparently) the only relevant clause of the entire agreement. The Proponent Letter ignores the entire text of "The Intent," "The Carbon Principles," and "The Commitments" sections of the Carbon Principles and focuses solely on this one "emerging practice" stated in the Enhanced Diligence Process. In focusing solely on this clause, the Proponent Letter, Proposal and Supporting Statement, fail to even consider the Carbon Principles are meant to ***balance*** cost, reliability ***and*** greenhouse gas concerns and to encourage a "portfolio approach" to electricity demand in the United States -- including concerns regarding efficiency,

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6 In fact, the Carbon Principles do not call for such a ban. *See* Question 6 of the "Carbon Principles Q&A," which states:

> **"6. Will the Carbon Principles financial institutions continue to finance coal fired plants?**
> Coal provides for over 50% of electricity in the United States and comparable portions in other markets around the world. It is the expectation of the adopting financial institutions that coal will continue to be a part of the energy mix and that the Carbon Principles will help financiers to understand and mitigate the risks associated with coal and other GHG-intensive fuels, and pursue the most affordable, reliable and low-carbon portfolio approach to meeting energy needs."

7 See footnote 1 and Exhibit C to the Initial Request Letter.

renewables, low carbon distribution power ***and*** conventional and advanced generation.[8] The Proponent Letter insistence that the Carbon Principles are intended to "reduce carbon exposure and climate change" is simply a misinterpretation and mischaracterization of the framework of the agreement (i.e., a means for identifying and evaluating the financial and operational risk to fossil fuel generation financing posed by the prospect of CO_2 emissions controls through the application of the Enhanced Diligence Process).

Finally, the Proponent Letter misinterprets the Company's objection to the fact that an adequate summary of the "benchmarks for risk measurement," of which the Proposal seeks to have the Company align its policies and practices, is not provided in the Proposal or the Supporting Statement. In attempting to demonstrate that the "benchmarks" summarized in the fourth whereas clause are, in fact, "found" in the Enhance Diligence Process, the Proponent Letter makes numerous references to Exhibit 1 to the Enhanced Diligence Process. Exhibit 1 ("Enhanced Environmental Diligence") sets forth a detailed list of the key points that financial institutions will evaluate in cooperation with clients as part of any diligence process of a potential financial transaction. However, even the Proponent Letter concedes that not all questions in that section (only questions 1, 2, 3, and 5 from Section 1(a)) are referenced or summarized in the Proposal and Supporting Statement, as no reference is made in the Proponent Letter to question 4 of Section 1(a) or to Section 1(b). Moreover, the Company reasonably understood the Proposal reference to "emerging best practice benchmarks" to refer solely to those discussed under "Emerging Practice" on page 2 of the Enhanced Diligence Process. However, the Proponent Letter states, instead, that the Proposal refers not only to those three enumerated "emerging practices" on page 2, but more specifically to the detailed points set forth in Exhibit 1. The explanation in the Proponent Letter serves only to support the Company's view that the Proposal and Supporting Statement fail to adequately explain a fundamental term of the Proposal -- that is the exact "benchmarks for risk measurement" that the Proposal seeks for the Company to align its policies and practices with -- and, thus, the entire Proposal is impermissibly vague and indefinite.

Based upon the analysis above and that set forth in the Initial Request Letter, the Company believes that the Proposal and Supporting Statement may be omitted from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(3), as the resolution contained in the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the

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8 The Enhanced Diligence Process itself states that adopters "will examine financing involving potential new fossil fuel generation through [the process] outlined herein ***to identify potential risks*** posed by the recognized cost of CO_2 emissions, and ***seek to address those risks*** in the financing." (emphasis added)

Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Paul M. Neuhauser

Ms. Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management

Mr. George Gay
Chief Executive Officer
First Affirmative Financial Network, LLC

Anthony Horan, Esq.
JPMorgan Chase & Co.

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

March 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Boston Common Asset Management and
First Affirmative Financial Network
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), which hereby withdraws its request dated January 11, 2010 for no-action relief regarding its intention to omit the shareholder proposal and supporting statement (the "***Proposal***") submitted by Boston Common Asset Management and First Affirmative Financial Network, LLC (collectively, the ***"Proponents"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders. Boston Common Asset Management, on behalf of its clients and co-proponent First Affirmative Financial Network, LLC, withdrew the Proposal in correspondence dated March 8, 2010, attached hereto as Exhibit A.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 202-383-5418. Please transmit your acknowledgement of the withdrawal of the Company's request by fax to me at 202-383-5414. The fax number for the Proponents is 617-720-5665.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Ms. Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management

Mr. George Gay
Chief Executive Officer
First Affirmative Financial Network, LLC

Anthony Horan, Esq.
JPMorgan Chase & Co.

EXHIBIT A

Toton, Rebekah

From: Dawn Wolfe
Sent: Monday, March 08, 2010 9:58 AM
To: Lisa M Wells; Anthony Horan
Cc: James J Fuschetti; Eric O Fornell; Irma R. Caracciolo; Pmneuhauser@aol.com; Leslie Lowe; Kate Lyons; Dunn, Martin; Toton, Rebekah
Subject: RE: Withdrawal Agreement from Boston Common Asset Management
Attachments: JPMC.BCAM.Executed.Withdrawal.Agreeement.03.05.10

Lisa and Tony,

Boston Common Asset Management, acting on behalf of its clients including the Christopher Reynolds Foundation, Pleroma, Inc., and the Community Church of New York Unitarian Universalist, and co-proponent First Affirmative Financial Network (collectively Proponents) withdraws its Carbon Principles proposal submitted to JPMorgan Chase & Co. on November 30, 2009 pursuant to the agreement executed March 5, 2010 (attached).

Sincerely,

Dawn

Dawn Wolfe
Associate Director of ESG Research
Boston Common Asset Management
84 State Street, Suite 1000
Boston, MA 02109
617 720 5557 (main)
617 960 3915 (direct)
617 720 5665 (facsimile)

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 11, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Boston Common Asset Management and
First Affirmative Financial Network
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Boston Common Asset Management and First Affirmative Financial Network, LLC (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the ***"2010 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On December 1, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal states:

> "RESOLVED: Shareholders request that the Board review JPMorgan's implementation of the Carbon Principles and, where necessary, amend JPMorgan's policies and practices to ensure alignment with the Carbon Principles' benchmarks for risk measurement, and report to shareholders, at reasonable cost and omitting proprietary information, on the bank's implementation and any policy changes adopted within 6 months of the 2010 annual meeting."

The Supporting Statement recommends that the Company "adhere to the risk measurement benchmarks" in the Carbon Principles by making a commitment to reduce net greenhouse gas emissions within specified timetables or, for new capacity, making a commitment not to increase net emissions. The Supporting Statement also requests that the Company limit financing that qualifies for the enhanced due diligence process under the Carbon Principles to those projects that are based on the pursuit of cost-effective energy efficiency, renewable energy and other low carbon alternatives to conventional energy generation.

II. BACKGROUND ON THE CARBON PRINCIPLES

The Company adopted the Carbon Principles (the ***"Principles"***) in February of 2008 in partnership with Citigroup and Morgan Stanley, seven leading electric utilities, and environmental stakeholders to better assess the risks of financing greenhouse gas-intensive electricity generation.[1] The Principles came into effect in August 2008.

The Principles are a commitment to advance a consistent approach to the issue of climate change in the U.S. electric power industry. Adopters agreed to be guided by the Principles and employ an Enhanced Diligence Process to assess project economics and financing parameters related to the uncertainties around current climate change policy in the United States. Under the Principles, the Company commits to:

- "Encourage clients to pursue cost-effective energy efficiency, renewable energy and other low carbon alternatives to conventional generation, taking into consideration the potential value of avoided CO_2 emissions.

---

1 The text of the Principles is attached as Exhibit B. The text of the Fossil Fuel Generation Financing Enhanced Environmental Diligence Process (the ***"Enhanced Diligence Process"***) called for in the Principles is attached as Exhibit C.

- Ascertain and evaluate the financial and operational risk to fossil fuel generation financings posed by the prospect of domestic CO_2 emissions controls through the application of the Enhanced Diligence Process. Use the results of this diligence as a contribution to the determination whether a transaction is eligible for financing and under what terms.

- Educate clients, regulators, and other industry participants regarding the additional diligence required for fossil fuel generation financings, and encourage regulatory and legislative changes consistent with the Principles."[2]

The Enhanced Diligence Process is designed to formalize "a rigorous common discipline of inquiry into the CO_2 implications of electric power finance." However, it "does not establish specific performance criteria that companies or their projects must meet nor does it lay out specific types of transactions that the [adopters] will avoid." Instead, the Enhanced Diligence Process "establishes the process by which the [adopters] will investigate and analyze the risks associated with CO_2 emissions in financing the electric power industry and integrate that analysis into their lending and underwriting decisions." The Enhanced Diligence Process includes a description of a set of practices emerging in power project finance targeted at quantifying, reducing, and mitigating climate change-related risks. However, the Enhanced Diligence Process states that these practices are not requirements for financing any particular project, but are useful benchmarks against which to measure the degree of risk and specifically notes that very few companies have fully adopted all of these elements. Upon effectiveness of the Principles, the Company began applying the Enhanced Diligence Process to transactions that finance coal-fired power plants for investor-owned utilities and, effective February 2009, for public power and electric cooperatives.[3]

III. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

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2 *See* the Principles at page 2.

3 *See* "JPMorgan Chase & Co. Corporate Responsibility Update" (2008) at page 12, available at: http://www.jpmorganchase.com/corporate/Corporate-Responsibility/document/jpmc_corpresp_jpmc_crr08.pdf.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With Matters Relating to the Company's Ordinary Business Operations

1. Commission statements describing the Rule 14a-8(i)(7) exclusion and the "significant policy issues" exception to that exclusion

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

2. Staff positions regarding the application of Rule 14a-8(i)(7) to shareholder proposals that are not sufficiently focused on a significant policy issue

The Staff previously has expressed the view that proposals relating to ordinary business matters, and not sufficiently focused on a significant policy issue, may be excluded in reliance on Rule 14a-8(i)(7).[4] *See General Electric Company* (Jan. 10, 2005) (concurring in the exclusion of a proposal requesting a report on the impact of adolescent health resulting from exposure to smoking in movies as relating to the ordinary business matters); *General Motors Corporation* (Apr. 4, 2007) (concurring in the exclusion of a proposal that mentioned executive compensation but had a thrust and focus relating to ordinary business matters); *Visteon Corporation* (Feb. 22, 2008) (same); *Corrections Corporation of America* (Mar. 15, 2006) (same).

---

4 In Staff Legal Bulletin 14C (June 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

3. *Application of Rule 14a-8(i)(7) and prior Staff positions to the Proposal -- the Proposal may be excluded as it deals with matters relating to the Company's ordinary business operations*

In a letter to *Citigroup*,[5] the Staff expressed the view that a proposal requesting that the board of directors prepare an annual Equator Principles Right-to-Know Report could be omitted under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (*i.e.*, credit decisions). The proposal in that letter suggested that the requested report include:

- A description of each project finance transaction subjected by Citigroup to the Equator Principles;
- An explanation of how the Equator Principles impacted Citigroup's decision to fund or to not fund each project finance transaction;
- Estimates and/or descriptions of the costs and benefits to Citigroup, and to the affected populations and environments associated with each project finance transaction subjected by Citigroup to the Equator Principles; and
- For project finance transactions denied funding by Citigroup because of the Equator Principles, a follow-up determination on whether the projects were eventually funded by other financial institutions.

The supporting statement to the proposal in *Citigroup* described the Equator Principles as "a financial industry benchmark for determining, assessing and managing social and environmental risk in project financing" and noted that the company had adopted the principles in 2003. The supporting statement went on to observe that Citigroup had not provided shareholders with its rationale for granting or refusing funding to transactions subjected to review under the principles.

Similar to the proposal in *Citigroup*, the instant Proposal seeks to have the Board report to shareholders on the "bank's implementation" of a set of principles intended to identify, assess, and mitigate climate risks. Also similar to the proposal in *Citigroup*, the instant Proposal does not focus on an over-riding significant policy issue (*e.g.*, reduction of greenhouse gas emissions) but, instead, focuses on the credit decisions made by the Company since the adoption of the Principles.

In the Proposal, the Wheras clauses state "Since signing the Carbon Principles, however, JPM has been lead lender for utilities developing new coal-fired power plants, even where the availability of efficiency and other alternatives to meet energy needs has been established." This clause then asserts that such action demonstrates that the Company's current implementation of the Principles "does not appear to be sufficient to achieve the intended effect of reducing carbon risks in the financing of electric power projects."

The Supporting Statement seeks to limit the types of financing in which the Company enters into by limiting the Principles-eligible projects that the Company may enter into to those

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5 *Citigroup Inc.* (Feb. 12, 2007).

based on the pursuit "of cost-effective energy efficiency, renewable energy and other low carbon alternatives to conventional generation." Put simply, the Proposal seeks to ensure that the Company will no longer provide financing to any clients developing coal-fired or other fossil fuel-fired plants.

4. Conclusion

The Proposal and Supporting Statement make clear that the intent of the Proposal is to direct the manner in which the Company makes its credit decisions -- a matter the Staff has clearly stated is an "ordinary business matter" for the purposes of Rule 14a-8(i)(7) -- and not on a significant policy issue. For these reasons, the Company believes that the Proposal and Supporting Statement may be omitted from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business matters regarding the Company's credit decisions.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also*, *Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is vague and indefinite because key terms in the Proposal are not adequately defined therein

The Proposal requests that the Board review the Company's implementation of the Principles, amend the Company's policies and practices to "ensure alignment with the Carbon Principles' benchmarks for risk management," and report on the Company's implementation and any policy changes to shareholders. The Supporting Statement states that adherence to the risk measurement benchmarks could be achieved by making a commitment to "reduce net greenhouse gas emissions within specified time tables" or "not to increase net emissions," and by limiting financing that qualifies for the Enhanced Diligence Process to those projects that are based on the pursuit of cost-effective energy efficiency, renewable energy, and other low carbon alternative to conventional generation.

First, the Proponent asserts that because the Company has been the lead lender for utilities developing new coal-fired power plants since signing the Principles, its implementation of the Principles has not been sufficient to achieve the intended effect of reducing carbon risks in the financing of electric power project. However, this statement materially misstates the intended effect of the Principles. Specifically, it is not the intention of the Principles to ban the financing of coal-fired plants in the United States.[6]

Second, the Supporting Statement states that a "key goal" of the Principles is to reduce climate change-related business risk including regulatory, reputational, and physical risks associated with financing energy projects. However, this is also a material misstatement. The stated purpose of the Principles is to "help financial institutions and their power generation clients better understand and respond to the risks of carbon exposure and climate change and to encourage development of low carbon emitting power generation."[7] The goal of the Principles is not to reduce climate change-related business risk; rather, the goal of the Principles is to provide a framework to identify and evaluate the financial and operational risk to fossil fuel generation financing posed by the prospect of CO_2 emissions controls through the application of the Enhanced Diligence Process.[8]

Finally, the Proposal and the Supporting Statement refer to a set of "best practice benchmarks" for risk management contained in the Principles, which it is seeking to have the Company adopt. According to the Proposal, these "best practice benchmarks" include:

- Meeting power needs via efficiency and renewables;
- Incorporating carbon costs;
- Offsetting the emission; and

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6 *See* Question 6 of the "Carbon Principles Q&A," which states:

"**6. Will the Carbon Principles financial institutions continue to finance coal fired plants?**
Coal provides for over 50% of electricity in the United States and comparable portions in other markets around the world. It is the expectation of the adopting financial institutions that coal will continue to be a part of the energy mix and that the Carbon Principles will help financiers to understand and mitigate the risks associated with coal and other GHG-intensive fuels, and pursue the most affordable, reliable and low-carbon portfolio approach to meeting energy needs."

Available at: http://carbonprinciples.org/documents/Carbon%20Principles%20QA.pdf and attached hereto as Exhibit D.

7 *See* Question 1 of the "Carbon Principles Q&A."

8 *See* Question 2 of the "Carbon Principles Q&A."

- Making a commitment to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions.

However, the Enhanced Diligence Process includes only a list of "emerging practices" in power project finance applicable to specific projects, which include:

- "When analyzing the financial viability of a project in the face of an uncertain climate policy environment, use of a wide range of assumptions about timing, stringency, and structure of regulation, and the ability of the project owner to pass through or recover compliance costs. In the absence of clear policy on the regulation of CO2, financial institutions and clients are starting to use conservative base assumptions, including a mandatory declining cap with full auctioning of allowances.

- Making a commitment at the corporate or project level to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions.

- Systematically implementing energy efficiency measures or programs and developing or acquiring low-greenhouse gas emitting generation that is as cost-effective as new fossil generation, taking into consideration the potential value of avoided CO2 emissions."[9]

None of these emerging practices are requirements for financing any particular project under the Principles. Moreover, only the second practice above is accurately summarized in the Proposal. The other "best practice benchmarks" referenced by the Proposal are not found in the emerging practices described above.

In the past, the Staff has been unable to concur that a proposal seeking to implement a well-defined set of standards could be omitted in reliance on Rule 14a-8(i)(3) as vague and indefinite. *See The TJX Companies, Inc.* (Apr. 7, 2003) (denying a request to exclude a proposal seeking the implementation of a code of conduct based on the five enumerated ILO human rights standards summarized in the supporting statement under Rule 14a-8(i)(3)). *See also, Revlon, Inc.* (Apr. 5, 2002); *Wal-Mart Stores, Inc.* (Apr. 3, 2002).

Conversely, the Staff has consistently agreed that a proposal seeking the adoption of standards or principles that were not adequately described in the proposal could be omitted under Rule 14a-8(i)(3) as vague and indefinite. *See Berkshire Hathaway Inc.* (Mar. 2, 2007) (concurring in the exclusion of a proposal seeking to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by "Executive Order of the President of the United States" as vague and indefinite); *Smithfield Foods, Inc.* (Jul. 18, 2003) (concurring in the exclusion of a proposal requesting that management prepare a report based on the "Global Reporting Initiatives guidelines" describing the environmental, social and economic impacts of its hog production operations and alternatives technologies and practices to reduce or eliminate adverse impacts of these operations as vague and indefinite); *H.J. Heinz Co.* (May 25, 2001) (concurring in the exclusion of a proposal

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9 *See* the Enhance Diligence Process at page 2.

relating to the "full implementation" of the SA8000 Social Accountability Standards and monitored compliance as vague and indefinite).

The Staff agreed that the language of the proposal in *Heinz*[10] was vague and indefinite because it requested "full implementation of the aforementioned human rights standards" without clearly describing the standards to which it referred. Similar to the SA8000 Proposals, the current Proposal does not clearly describe the "benchmarks" that it is seeking the Company to implement. Also, similar to the standards referenced in the SA8000 Proposals, the Principles are vague regarding the application of the "benchmarks" referenced in the Proposal. The emerging practices discussed in the Enhanced Diligence Process are practices intended to aid financial institutions in "looking for evidence that the client's management recognizes climate change related risks and is responding effectively to those risks appropriate to their specific business circumstances"[11] -- these practices are not hard and fast "benchmarks" to be applied in an objective manner, but subjective measures used to assist financial institutions in determining whether a transaction is eligible for financing and under what terms.[12]

While the instant Proposal does not request the implementation of a set of social principles, it does seek to have the Board "amend JPMorgan's policies and practice to ensure alignment with the Carbon Principles' benchmarks for risk." The Proposal does not, however, describe the benchmarks to which it refers. As noted above, the benchmarks referred to in the Principles include (i) use of a wide range of assumptions about timing, stringency, and structure of regulation, and the ability of the project owner to pass through or recover compliance costs, (ii) commitment at the corporate or project level to reduce net greenhouse gas emissions within specific timetables or not to increase net emissions, and (iii) implementation of energy efficiency measures or programs and development or acquisition of low-greenhouse gas emitting generation that is as cost-effective as new fossil generation. The Proposal refers only in passing to the benchmarks including "meeting power needs via efficiency and renewables" and "offsetting emissions." However, benchmarks such as the use of a wide range of assumptions about timing, stringency, and structure of regulation are not described at all in the Proposal. Therefore, it is unclear if the Proponent is seeking the implementation of all of the emerging practices described in the Enhanced Diligence Process or only the practices described in the Proposal and Supporting Statement.

The Proposal seeks to have the Company amend its policies and practices to "ensure alignment with the Carbon Principles' benchmarks for risk measurement," without defining for the Company or shareholders the "benchmarks" to which it refers. Just as the SA8000 Proposals sought to have shareholders support the implementation of the human rights standards described in SA8000 Social Accountability Standards (but not in the SA8000 Proposals themselves), this Proposal seeks to have shareholders support the Company's adoption of "benchmarks" that are not adequately described in the Proposal or the Supporting Statement. It is unclear if the

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10 *See also*, *Kohl's Corporation* (Mar. 13, 2001), *McDonald's* (Mar. 13, 2001), *Revlon, Inc.* (Mar. 13, 2001) *The TJX Companies, Inc.* (Mar. 14, 2001) (collectively, with *Heinz*, the ***"SA8000 Proposals"***).

11 *See* the Enhance Diligence Process at page 2.

12 *See* the Principles at page 2.

"benchmarks" referenced by the Proposal are, in fact, those included in the Principles or if the Proposal seeks, by its omission in describing all the emerging practices in the Principles, to have the Company adopt some subset of the "benchmarks" described in the Principles. The failure to provide shareholders with an adequate description of a fundamental term in the Proposal prevents shareholders from understanding with any reasonable certainty the actions sought by the Proposal and, thus, renders the entire Proposal vague and indefinite. Further, given the materially vague and indefinite nature of the Proposal and Supporting Statement, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

2. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3), as the Proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

IV. Conclusion

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Ms. Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management

Mr. George Gay
Chief Executive Officer
First Affirmative Financial Network, LLC

Anthony Horan, Esq.
JPMorgan Chase & Co.

EXHIBIT A

RECEIVED BY THE OFFICE OF THE SECRETARY

BOSTON COMMON
ASSET MANAGEMENT, LLC

November 30, 2009

James Dimon
Chairman, President, and CEO
JPMorgan Chase & Co.
270 Park Ave.
New York, New York 10017-2070
United States

Sent via overnight FedEx and fascimilie to 1 (212) 270-1648

Dear Mr. Dimon,

Boston Common Asset Management, LLC is a sustainable and responsible investor that integrates environmental, social, and governance factors into its investment process. We are long-term shareowners of JPMorgan Chase & Co. Boston Common Asset Management holds 195,179 shares of JPMorgan Chase common stock. Boston Common Asset Management and its clients, including the Christopher Reynolds Foundation, Pleroma Inc., and the Community Church of New York Unitarian Universalist, believe that in fairness to the entire JPMorgan Chase community the company's financing of coal fired electricity generation assets must be addressed.

Boston Common Asset Management is most interested in substantive dialogue on this important issue. However, to protect our rights as shareowners as the dialogue moves forward, we are submitting the enclosed shareholder proposal for inclusion in the proxy statement for the 2010 Annual Meeting of Shareholders, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. Boston Common Asset Management has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common Asset Management is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

Our primary interest is ensuring JPMorgan Chase fully implement the spirit of the Carbon Principles with regard to coal financing and, where necessary, amend its policies and practices to ensure alignment with the Carbon Principles' benchmarks for risk measurement.

Boston Common Asset Management, LLC
Boston: 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720-5557 Fax: (617) 720-5665
Silicon Valley: 702 Marshall Street, Suite 611, Redwood City, CA 94063 Tel: (650) 472-2264 Fax: (650) 298-8919
www.bostoncommonasset.com

We hope we can reach a mutually satisfactory agreement that may allow us to withdraw our proposal and work more productively toward this goal. We look forward to hearing from you. Please copy all correspondence related to this matter to Dawn Wolfe at Boston Common Asset Management (dwolfe@bostoncommonasset.com).

Sincerely,

Dawn Wolfe

Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management

Copy:
Anthony J. Horan, Secretary
William M. Daley, Corporate Responsibility

Stephen Viederman, Finance Committee, Christopher Reynolds Foundation
Pleroma, Inc.
Rev. Bruce Southworth, Senior Minister, The Community Church of New York Unitarian Universalist

Enclosure:
Shareholder Proposal

JPMorgan Chase & Co

WHEREAS:

JPMorgan Chase ("JPM"), as a signatory of the Carbon Principles, has recognized that it is "prudent to take concrete actions today that help developers, investors and financiers to identify, analyze, reduce and mitigate climate risks."

According to the Pew Center on Global Climate Change, coal fired power plants generate approximately 27% of total U.S. GHG emissions. In June 2009, the House of Representatives passed a bill to reduce GHG emissions to 17% below 2005 levels by 2020 and 83% by 2050. In September 2009, a similar proposal was introduced in the Senate. Twenty-four states have already entered into regional initiatives to reduce emissions in advance of the federal mandate.

Acknowledging the increasing materiality of risks related to climate change, JPM signed the Carbon Principles, showing leadership on a critical environmental issue, as it did earlier in signing the Equator Principles on social and environmental risk in international project finance.

The Carbon Principles commit JPM to conducting an enhanced due diligence process when extending loans to utilities that have fossil fuel generating power plants under construction or that are about to be constructed or for project financing of such plants. The Principles identify emerging best practice benchmarks "against which the degree of risk will be measured." These benchmarks include: meeting power needs via efficiency and renewables, incorporating carbon costs, offsetting the emission; and making a commitment "to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions."

Since signing the Carbon Principles, however, JPM has been lead lender for utilities developing new coal-fired power plants in the U.S., even where the availability of efficiency and other alternatives to meet energy needs has been established. The current implementation of the Carbon Principles by JPM therefore does not appear to be sufficient to achieve the intended effect of reducing carbon risks in the financing of electric power projects.

RESOLVED: Shareholders request that the Board review JPMorgan's implementation of the Carbon Principles and, where necessary, amend JPMorgan's policies and practices to ensure alignment with the Carbon Principles' benchmarks for risk measurement, and report to shareholders, at reasonable cost and omitting proprietary information, on the bank's implementation and any policy changes adopted within 6 months of the 2010 annual meeting.

SUPPORTING STATEMENT:

A key goal of the Carbon Principles is to reduce climate change-related business risk including regulatory, reputational and physical risks associated with financing energy projects. We recommend that JPMorgan adhere to the risk measurement benchmarks in the Principles by making a commitment to reduce net greenhouse gas emissions within specific timetables or, for new capacity, making a commitment not to increase net emissions, and to limit financing that qualifies for the enhanced due diligence process under the Carbon Principles to those projects that, in the words of the Principles, are based on pursuit: "of cost-effective energy efficiency, renewable energy and other low carbon alternatives to conventional generation, taking into consideration the potential value of avoided CO_2 emissions."

First Affirmative Financial Network, LLC

Transformative Investing for Socially Conscious Investors

November 30, 2009

RECEIVED BY THE OFFICE OF THE SECRETARY

James Dimon
Chairman, President, and CEO
JPMorgan Chase & Co.
270 Park Ave.
New York, New York 10017-2070
United States

Sent via overnight FedEx and facsimile to 1 (212) 270-1648

Dear Mr. Dimon:

First Affirmative Financial Network, LLC holds more than 20,000 shares of JPMorgan Chase & Co. on behalf of clients who ask us to help them integrate their values with their investment portfolios. First Affirmative is a United States based investment management firm with close to $600 million in assets under management.

First Affirmative joins with other shareholders to request that the Board review JPMorgan's implementation of the Carbon Principles and, where necessary, amend JPMorgan's policies and practices to ensure alignment with the Carbon Principles' benchmarks for risk measurement, and report to shareholders, at reasonable cost and omitting proprietary information, on the bank's implementation and any policy changes adopted within six months of the 2010 annual meeting.

We are co-filing this resolution in cooperation with the primary filer, Boston Common Asset Management Company, and hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Dawn Wolfe of Boston Common Asset Management will be the primary contact and is available to answer questions you have on this filing at dwolfe@bostoncommonasset.com. Boston Common Asset Management is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate.

We intend to maintain ownership of at least $2,000 of company shares that we have held for at least one year at the time of the filing of this shareholder proposal through the date of the next stockholder's annual meeting. Verification of beneficial ownership will be forwarded under separate cover.

Sincerely,

George R. Gay CFP®, AIF®
Chief Executive Officer

Cc: Dawn Wolfe, Boston Common Asset Management

Enclosure: Resolution Text

5475 Mark Dabling Boulevard, Suite 108, Colorado Springs, Colorado 80918 | 800.422.7284 toll-free | 719-636-1943 fax | www.firstaffirmative.com

JPMorgan Chase & Co

WHEREAS:

JPMorgan Chase ("JPM"), as a signatory of the Carbon Principles, has recognized that it is "prudent to take concrete actions today that help developers, investors and financiers to identify, analyze, reduce and mitigate climate risks."

According to the Pew Center on Global Climate Change, coal fired power plants generate approximately 27% of total U.S. GHG emissions. In June 2009, the House of Representatives passed a bill to reduce GHG emissions to 17% below 2005 levels by 2020 and 83% by 2050. In September 2009, a similar proposal was introduced in the Senate. Twenty-four states have already entered into regional initiatives to reduce emissions in advance of the federal mandate.

Acknowledging the increasing materiality of risks related to climate change, JPM signed the Carbon Principles, showing leadership on a critical environmental issue, as it did earlier in signing the Equator Principles on social and environmental risk in international project finance.

The Carbon Principles commit JPM to conducting an enhanced due diligence process when extending loans to utilities that have fossil fuel generating power plants under construction or that are about to be constructed or for project financing of such plants. The Principles identify emerging best practice benchmarks "against which the degree of risk will be measured." These benchmarks include: meeting power needs via efficiency and renewables, incorporating carbon costs, offsetting the emission; and making a commitment "to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions."

Since signing the Carbon Principles, however, JPM has been lead lender for utilities developing new coal-fired power plants in the U.S., even where the availability of efficiency and other alternatives to meet energy needs has been established. The current implementation of the Carbon Principles by JPM therefore does not appear to be sufficient to achieve the intended effect of reducing carbon risks in the financing of electric power projects.

RESOLVED: Shareholders request that the Board review JPMorgan's implementation of the Carbon Principles and, where necessary, amend JPMorgan's policies and practices to ensure alignment with the Carbon Principles' benchmarks for risk measurement, and report to shareholders, at reasonable cost and omitting proprietary information, on the bank's implementation and any policy changes adopted within 6 months of the 2010 annual meeting.

SUPPORTING STATEMENT:

A key goal of the Carbon Principles is to reduce climate change-related business risk including regulatory, reputational and physical risks associated with financing energy projects. We recommend that JPMorgan adhere to the risk measurement benchmarks in the Principles by making a commitment to reduce net greenhouse gas emissions within specific timetables or, for new capacity, making a commitment not to increase net emissions, and to limit financing that qualifies for the enhanced due diligence process under the Carbon Principles to those projects that, in the words of the Principles, are based on pursuit: "of cost-effective energy efficiency, renewable energy and other low carbon alternatives to conventional generation, taking into consideration the potential value of avoided CO_2 emissions."

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Mr. George Gay
Chief Executive Officer
First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard, Suite 108
Colorado Springs, Colorado 80918

Dear Mr. Gay:

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on December 1, 2009, from First Affirmative Financial Network, LLC (First Affirmative) a shareholder proposal for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal). The Proposal requests a review of JPMorgan's implementation of the Carbon Principles.

First Affirmative's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that First Affirmative is the record owner of sufficient shares to satisfy this requirement and we did not receive proof from First Affirmative that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of First Affirmative's ownership of JPMorgan shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of First Affirmative's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPMorgan shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPM shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that it continuously held the required number of shares for the one-year period.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Ms. Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management, LLC
84 State Street – Suite 1000
Boston MA 02109

Dear Ms. Wolf:

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on December 1, 2009, from Boston Common Asset Management (Boston Common) a shareholder proposal for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal). The Proposal requests a review of JPMorgan's implementation of the Carbon Principles.

Boston Common's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that Boston Common is the record owner of sufficient shares to satisfy this requirement and we did not receive proof from Boston Common that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of Boston Common's ownership of JPMorgan shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Boston Common's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPMorgan shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPM shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that it continuously held the required number of shares for the one-year period.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Folio Institutional

FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

RECEIVED BY THE
OFFICE OF THE SECRETARY

December 4, 2009

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th Floor
New York, NY 10017

Dear Mr. Horan:

Please accept this letter as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC. Further, we are writing this letter to verify that First Affirmative Financial Network is the Investment Advisor on a number of client accounts that held a total of 20,907 shares of JPMorgan Chase & Co. on December 2, 2009.

First Affirmative Financial Network has continuously held at least $2,000 in market value of JPMorgan Chase & Co. securities entitled to be voted on the proposal at the 2010 Annual Meeting for at least one year by the filling deadline of December 1, 2009.

Sincerely,

Drew Wieder
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com
T: 703-245-4840

Irma

STATE STREET.

RECEIVED BY THE OFFICE OF THE SECRETARY

Facsimile

Date: 12/11/09

To: Anthony Horan

Company: JPMorgan Chase

Phone Number:

Fax Number: 212-270-4240

Total Pages: 2

From: Lesley Lendh (on behalf of Boston Common Asset Management)

Phone Number: 617-537-3276

Fax Number:

STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

December 11, 2009

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Sent via facsimile to 212-270-4240

Dear Mr. Horan:

State Street is the custodian and record holder for Boston Common Asset Management.

We are writing to affirm that Boston Common Asset Management currently owns 65,541 shares of JPMorgan Chase & Co. common stock, Omnibus Account BOSTONCOMMON. Boston Common Asset Management has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of JPMorgan Chase & Co. common stock and such beneficial ownership has existed for one or more years as of the filing date in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934, and it will continue to hold the securities through the date of the 2010 annual meeting of shareholders.

Sincerely,

Lesley Lendh
Senior Associate
State Street WMS

EXHIBIT B

The Carbon Principles

The Intent

We the adopting financial institutions have come together to advance a set of principles for meeting energy needs in the United States (US) that balance cost, reliability and greenhouse gas (GHG) concerns.[1] The principles focus on a portfolio approach that includes efficiency, renewable and low carbon power sources, as well as centralized generation sources in light of concerns regarding the impact of GHG emissions while recognizing the need to provide reliable power at a reasonable cost to consumers. The Carbon Principles ("the Principles") represent the first time that financial institutions, advised by their clients and environmental advocacy groups, have jointly committed to advance a consistent approach to the issue of climate change in the US electric power industry.

We advance these Principles to create an industry best practice for the evaluation of options to meet the electric power needs of the US in an environmentally responsible and cost effective manner. When evaluating the financing of new fossil fuel generation we will be guided by the Principles and employ the accompanying Enhanced Environmental Diligence Process (the "Enhanced Diligence Process") to assess project economics and financing parameters related to the uncertainties around current climate change policy in the US. The Enhanced Diligence Process will evaluate the ability of the proposed financing to meet financial requirements under a range of potential GHG emissions assumptions and parameters. These assumptions will include policies regarding CO_2 emission controls and potential future CO_2 emissions costs as well as the costs and feasibility of mitigating technologies or other mechanisms. Due to the uncertainties around many of these factors, the Enhanced Diligence Process will encourage consideration of assumptions that err on the side of caution until more clarity on these issues is available to developers, lenders and investors. Financial institutions that adopt the Principles will implement them with the accompanying Enhanced Diligence Process, while consulting with environmental groups and energy companies.

The Carbon Principles

Energy efficiency. An effective way to limit CO_2 emissions is to not produce them. We will encourage clients to invest in cost-effective demand reduction, taking into consideration the potential value of avoided CO_2 emissions. We will also encourage regulatory and legislative changes that increase efficiency in electricity consumption including the removal of barriers to investment in cost-effective demand reduction. We will consider demand reduction caused by increased energy efficiency (or other means) as part of the Enhanced Diligence Process and assess its impact on proposed financings of new fossil fuel generation.

Renewable and low carbon energy technologies. Renewable energy and low carbon distributed energy technologies hold considerable promise for meeting the electricity needs of the US while also leveraging American technology and creating jobs. We will encourage clients to invest in cost-effective renewables, fuel cells and other low carbon technologies, taking into consideration the potential value of avoided CO_2 emissions.

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[1] We consider all greenhouse gases but refer to CO2 which is the most significant.

We will also support legislative and regulatory changes that remove barriers to, and promote such investments (including related investments in infrastructure and equipment needed to support the connection of renewable sources to the system). We will consider production increases from renewable and low carbon generation as part of the Enhanced Diligence Process and assess their impact on proposed financings of new fossil fuel generation.

Conventional or Advanced generation. In addition to cost effective energy efficiency, renewables and low carbon generation, we believe investments in other generating technologies likely will be needed to supply reliable electric power to the US market. This may include power from natural gas, coal and nuclear[2] technologies. Due to evolving climate policy, investing in CO_2-emitting fossil fuel generation entails uncertain financial, regulatory and environmental liability risks. It is the purpose of the Enhanced Diligence Process to assess and reflect these risks in the financing considerations for fossil fuel generation. We will encourage regulatory and legislative changes that facilitate carbon mitigation technologies such as carbon capture and storage (CCS) to further reduce CO_2 emissions from the electric sector.

New fossil fuel generation constructed with conventional technology, if not accompanied by mitigation measures, will increase the emission of CO_2 into the atmosphere at a time when federal and state level emissions controls seem likely and, in some regions of the country, are already mandated. An important aspect of the Enhanced Diligence Process will be to evaluate the mitigation strategy and plan of the developer to address the risks posed by the increased CO_2 emissions from new sources when future emissions controls are uncertain. For projects proposed in jurisdictions that already have controls on emissions in place, the developer will need to show how the new generation will be consistent with the existing rules and potential changes going forward. However, in the absence of regional or federal regulations, the development plan will need to account for the added risks due to the uncertainties around future emissions limits.

The Commitments

Adopters commit to:

- Encourage clients to pursue cost-effective energy efficiency, renewable energy and other low carbon alternatives to conventional generation, taking into consideration the potential value of avoided CO_2 emissions.

- Ascertain and evaluate the financial and operational risk to fossil fuel generation financings posed by the prospect of domestic CO_2 emissions controls through the application of the Enhanced Diligence Process. Use the results of this diligence as a contribution to the determination whether a transaction is eligible for financing and under what terms.

- Educate clients, regulators, and other industry participants regarding the additional diligence required for fossil fuel generation financings, and encourage regulatory and legislative changes consistent with the Principles.

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[2] It is recognized that nuclear plants carry a host of risks that financial institutions must consider, but which are outside the scope of these principles.

EXHIBIT C

The Carbon Principles
Fossil Fuel Generation Financing Enhanced Environmental Diligence Process

Introduction

The Carbon Principles (the "Principles") lay out a portfolio approach to meeting US domestic electricity demand through efficiency, renewables, low carbon distributed power, and conventional and advanced generation in light of concerns about the impact of greenhouse gas (GHG) emissions,sp ecifically carbon dioxide (hereafter referred to as CO_2),a nd climate change. The absence of comprehensive federal action on climate change creates unknown financial risks for those building and financing new fossil fuel generation resources. The Financial Institutions that have signed the Principles recognize that federal CO_2 control legislation is being considered and is likely to be adopted during the service life of many new power plants. It is prudent to take concrete actions today that help developers, investors and financiers to identify, analyze, reduce and mitigate climate risks.

The Financial Institutions that have subscribed to the Principles will examine financings involving potential new fossil fuel generation through the Enhanced Environmental Diligence Process (the "Enhanced Diligence Process") outlined herein to identify potential risks posed by the recognized cost of CO_2 emissions, and seek to address those risks in the financing. Consistent with the need for a portfolio approach to meet energy needs including energy efficiency and renewable energy, the Enhanced Diligence Process examines the options a power developer has considered in its planning to meet future demand with lower CO_2 emissions.

The Purpose of Due Diligence

Due diligence describes the reasonable investigation of a potential financial transaction. It is the process by which a financial institution assures itself that the transaction is consistent with the financial institution's standards of care. The results of the investigation are taken into consideration to determine whether the transaction is financeable, and under what set of terms.

Examination of environmental issues as they pertain to electric power finance is not new to adopters of the Principles. This document, however, formalizes a rigorous common discipline of inquiry into the CO_2 implications of electric power finance. It does not establish specific performance criteria that companies or their projects must meet nor does it lay out specific types of transactions that the Financial Institutions will avoid. Instead, it establishes the process by which the signatory Financial Institutions will investigate and analyze the risks associated with CO_2 emissions in financing the electric power industry and integrate that analysis into their lending and underwriting decisions.

Given that conventional and advanced generation will remain important for meeting demand beyond what cost-effective efficiency and renewable sources can provide, the Principles and the Enhanced Diligence Process recognize and examine the potential for new technologies to reduce net CO_2 emissions. The Enhanced Diligence Process is intended to provide guidelines that apply to many of the situations encountered in a fossil fuel generation financing transaction. However, certain transactions will warrant additional consideration and a varying standard of diligence that are each respectful of the specific circumstances of that transaction, including different regulatory regimes present in the US.

Emerging Practice

Performance expectations of power generators and their financiers are changing rapidly, driven by greater understanding of climate impacts, carbon regulation being enacted at the state level, and federal climate policy deliberations. The Financial Institutions that subscribe to the Principles recognize that a set of practices is emerging in power project finance targeted at quantifying, reducing, and mitigating climate change-related risks. Some emerging practices include:

- When analyzing the financial viability of a project in the face of an uncertain climate policy environment, use of a wide range of assumptions about timing, stringency, and structure of regulation, and the ability of the project owner to pass through or recover compliance costs. In the absence of clear policy on the regulation of CO2, financial institutions and clients are starting to use conservative base assumptions, including a mandatory declining cap with full auctioning of allowances.

- Making a commitment at the corporate or project level to reduce net greenhouse gas emissions within specific timetables or for new capacity, making a commitment not to increase net emissions.

- Systematically implementing energy efficiency measures or programs and developing or acquiring low-greenhouse gas emitting generation that is as cost-effective as new fossil generation, taking into consideration the potential value of avoided CO_2 emissions.

These practices are not requirements for financing any particular project, but are useful benchmarks against which the degree of risk will be measured. Very few companies have fully adopted all of these elements, but the rising expectations on the industry from the public and from many policy makers suggest that adoption of these elements may reduce regulatory, financial, and environmental risk.

Generally, financial institutions are looking for evidence that the client's management recognizes climate change related risks and is responding effectively to those risks appropriate to their specific business circumstances. While the CO_2 emission challenges and potential solutions facing electric generators vary by company and region, we believe that developers of and investors in new fossil-fuel generation face less risk from future greenhouse gas regulation and market preferences of customers if the developers are proactive in quantifying, reducing, and mitigating risk.

Finally, the Financial Institutions that subscribe to the Principles recognize that, while currently in its very early stages of development, geological storage could serve as a key method for mitigating CO_2 emissions from fossil fuel generation. Thus, the Enhanced Diligence Process will evaluate the client's assessment of CO_2 capture, transport and storage options and view positively plans to preserve physical and/or financial carbon capture and sequestration optionality.

Scope

The Enhanced Diligence Process applies to financings for a utility that has announced a plan to construct a fossil fuel generation plant in the US of over 200 MW for new coal-fired capacity or over 200 MW for expansion of capacity.[1] [2]

The Financial Institution will apply the Enhanced Diligence Process to the Client (a) when leading a financing that is a committed bank loan or similar corporate facility[3] and the Client represents that it has a Qualifying Fossil Fuel Generation Plant[4] under construction or will begin construction within the next six month or (b) when leading a financing that has a known use of proceeds that includes the construction of a Qualifying Fossil Fuel Generation Plant. Underwriting transactions that simply refinance existing debt, letter of credit facilities, transactions involving derivatives or commodities, or other advisory transactions,a re not included and will not require application of the Enhanced Diligence Process. Similarly, amendments to the terms, conditions, or tenor of existing corporate facilities will not require application of this Enhanced Diligence Process. The Enhanced Diligence Process will be a component of a broader examination of risk that Financial Institutions perform in advance of financing transactions. Such broader diligence undertakings customarily include an evaluation of non-CO_2 environmental risks—such as SO_2, NOx, mercury, water consumption, water quality, waste minimization, and fuel sourcing plans[5]—that are not part of the Enhanced Diligence Process. Clients may use data provided as part of a regulatory review process to satisfy some or all of the issues and analyses covered by the Enhanced Diligence Process depending on how fully and fairly that regulatory review addressed each of the issues contained herein.

The Enhanced Diligence Process does not apply to nuclear power plants. Nuclear generation has its own unique set of risks including proliferation concerns, spent-fuel costs, spent fuel storage, insurance subsidies, and safety concerns. A discussion of such risks is outside the scope of this document; however, those risks are examined by Financial Institutions as part of nuclear financing transactions.

The Enhanced Diligence Process will be implemented by a Financial Institution within six months of adopting the Principles.

If a Client is unwilling to work with the Signatory Financial Institution to provide the requested information for the Carbon Principles Enhanced Diligence Process, the Financial Institution will not proceed with the financing.

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[1] It is expected that this threshold amount will not be used to exclude a 200 MW coal-fired plant with multiple investors. In such cases, the Diligence Process will be undertaken once for the largest Client that is participating in the Fossil Fuel Generation Plant.

[2] MW refers to the estimated summer operating capacity of the Fossil Fuel Generation Plant.

[3] Applies to bank market term loans, revolving lines of credit, and bonds.

[4] A "Qualifying Fossil Fuel Generation Plant" is any new coal-fired power plant or expansion capacity over 200 MW.

[5] Specific risks incurred in the mining of coal or the production of natural gas are potentially material, including impacts of mountain top removal mining of coal, and need to be addressed. but are outside the scope of the Diligence Process.

Enhanced Diligence Process

Process item 1:E nhanced Environmental Diligence

The Financial Institution will conduct the Enhanced Diligence Process as outlined in Exhibit I. Such process will be reflective of the specific CO_2 footprint of the project/transaction and the regulatory regime that the Client operates under. As appropriate, a third party consulting firm may perform the Enhanced Diligence Process and provide a written assessment to the Financial Institution.

Process item 2: Carbon Mitigation Plans

For a Qualifying Fossil Fuel Generation Plant, the Financial Institution will review the Client's carbon mitigation plans, which include planning, research, experimentation, risk management and investment in carbon mitigation. The level of detail of the plans and the priority of the identified actions should be commensurate with the potential CO_2 impact of the Fossil Fuel Generation.

Carbon mitigation plans generally include an examination of the options available to the Client to reduce or offset some portion of the CO_2 emissions of the Qualifying Fossil Fuel Generation Plant and/or the planned, current and future actions by the Client to manage its overall CO_2 footprint. The carbon mitigation plans will help the Financial Institution better understand and assess the Client's strategy toward mitigating the risks posed by carbon limitations.

Process item 3: Independent Assessment

The Financial Institution will ensure a review of the Client's risk from potential CO_2 costs is undertaken by their in-house experts or a third-party consultant. Additionally, in transactions where demand forecasts from the Client and other constituencies significantly differ, the Financial Institution may—at its discretion—require that a third-party consulting firm review the demand forecasts and render an independent demand forecast to the Financial Institution.

Process item 4: Consultation and Public Disclosure

For a Qualifying Fossil Fuel Generation Plant, the Financial Institution will encourage the Client to consult with affected constituencies, as part of its project development process. Depending on its scope and detail, a regulatory review process, integrated resource planning, or similar formal approval of the Qualifying Fossil Fuel Generation Plant by an independent regulatory body fulfills this requirement

Process item 5: Reporting

Each Financial Institution will periodically disclose the process by which they are implementing the Diligence Process. The purpose of the reporting is to demonstrate that:

- the Diligence Process is being fully implemented, and
- environmental impact of transactions has been evaluated and the results of the evaluation are an important consideration in the financing.

The reporting will include the number of completed transactions that were subject to the Diligence Process, and case studies of the types of effect the Diligence Process has on transactions. Recognizing that reporting is both important and sensitive, the Financial Institutions will maintain a dialogue with environmental stakeholders and clients focused on stakeholder needs and best practices.

DISCLAIMER: The adopting Financial Institutions view the Enhanced Diligence Process as a financial industry benchmark for developing internal environmental policies, procedures,a nd practices. As with all internal policies, the Enhanced Diligence Process does not create any rights in, or liability to, any person, public or private. Each individual Financial Institution is adopting and implementing the Enhanced Diligence Process voluntarily and independently, without reliance on or recourse to the other participants in the Carbon Principles.

Exhibit I: Enhanced Environmental Diligence

The Enhanced Environmental Diligence will reflect and respect the variety of regulatory regimes and planning processes already in place in the US, particularly in states that have a formalized planning process which includes climate policy, carbon prices and CCS cost considerations. Thus, the diligence questions herein are a suggested, but not necessarily exhaustive, list of key points that the Financial Institution will evaluate in cooperation with the Client.

For purposes of the Enhanced Diligence Process,C lients are grouped as operating in a "Regulated" regime or in a "Deregulated" regime. The Financial Institutions recognize that these groupings are inherently imperfect and that certain financings will merit an adjusted diligence process that evaluates key points from both groupings. The diligence may differ between a project financing and a corporate financing, depending on the size and environmental impact of the proposed plant(s), the nature and extent to which the cash flows from the Qualifying Fossil Fuel Generation Plant affect the overall risks and credit metrics of the corporate client and with respect to the timing of the transaction.

Section I(a): Regulated Utility

1) Evaluation of efficiency alternatives considered. Discuss the Client's current and planned efficiency programs. Further, discuss the method used to determine cost effectiveness of energy efficiency options (e.g., total resource cost test, ratepayer impact measure). Also discuss any IRP and regulatory structure with regard to its role in influencing energy efficiency investments.
   It is expected that in regimes with a formalized planning process that considers energy efficiency, this diligence element may be lessened depending on the degree of rigor regarding the consideration of energy efficiency in that the planning process.
2) Evaluation of renewable alternatives considered. Discuss the renewable options that exist within the Client's load area. Discuss what has been considered and any reasons such options were not pursued, including the impact of a RPS in the jurisdiction.
   It is expected that in regimes with a formalized planning process that considers renewables, this diligence element may be lessened depending on the degree of rigor regarding the consideration of renewable energy in that the planning process.
3) Evaluation of financial impact and sensitivity to future CO_2 limits and costs.
   a) Where there is no explicit policy in place, use conservative base assumptions in financial models of the proposed plant, including a mandatory declining cap with zero allocation of allowances or other similarly financially conservative regulatory scenarios. The analysis should reflect the range of regional, national, and international carbon price scenarios appropriate to the markets that the Fossil Fuel Plant will serve.
   b) Where the project is being built to serve a regulated market and the Public Utility Commission has not made a determination of the treatment of future CO2 costs, encourage Client to seek clarity on potential CO2 compliance cost recovery.
   c) Financial impact on the Qualifying Fossil Fuel Generation Plant including estimated capital and operating costs of construction with carbon capture and storage (CCS) or retrofit, evaluated with and without CO_2 costs.
4) Evaluation of Qualifying Fossil Fuel Generation Plant technology and siting. Discuss:
   a) Reasons for proposed Fossil Fuel generation.

b) Justification for the given type and specific design of the Fossil Fuel Generation taking into consideration criteria including: air pollutants, water, waste, efficiency, and reliability, and with reference to best available technology.
c) Carbon capture capability of the technology, including economic evaluation of carbon capture installation or retrofit, addressing:
   i) The steps and estimated costs of installation or retrofit.
   ii) Source of estimated costs of retrofit, recognizing that third-party vetting or a RFP process provides higher certainty to estimates.
   iii) Sizing of the equipment (e.g., boiler, steam turbine, compressors) to allow future CO_2 capture or modifications needed to allow for CO_2 capture.
   iv) Spacing and logistical considerations.
   v) The estimated timeline for installation or retrofit.
d) Geologic investigations performed to assess potential for CO_2 storage including:
   i) Plant siting and distance to suitable CO_2 sinks.
   ii) Potential storage sites that could meet CO_2 storage needs.
   iii) Results of investigations and characterizations of a potential storage site to establish whether reservoirs with adequate capacity, injectivity, seal effectiveness are available to accommodate the CO_2 throughout the lifetime of the project at an acceptable cost.
   iv) State regulatory framework for obtaining permits for storage and overall liability regime.
e) Pipeline infrastructure and costs needed for CO_2 transport to appropriate potential storage locations. Discuss steps necessary to obtain rights-of-way and estimated costs and feasibility of obtaining those rights.

5) Evaluation of any commitment to avoid any increase in or reduce CO_2 emissions across the Client's portfolio (recognizing that the Client may not have an existing portfolio). While the Enhanced Diligence Process does not require Clients to make such commitments, the Financial Institutions acknowledge that actions that avoid CO_2 emissions generally reduce climate change-related risk to developers and financiers and when CO_2 emissions are not avoidable, actions that mitigate the impact of those emissions help to reduce risk to developers and financiers. Discuss:
   a) Form of the commitment (e.g., press release, corporate target, board resolution, etc.) and any planned public communication of the commitment.
   b) If existing generating units are expected to be retired or mothballed, discuss:
      i) The unit(s) that will be taken offline and timing of that action.
      ii) Strength and form of the commitment to keep unit(s) offline.
      iii) The expected useful life of the Qualifying Fossil Fuel Generation Plant as compared to that of the unit(s) that will be taken offline.
   c) If offsets or other actions are expected to mitigate carbon risk, discuss:
      i) Whether the offsets are real, verifiable, enforceable and environmentally additional.
      ii) Whether the offsets meet any regulatory performance standards (such as those established under the Regional Greenhouse Gas Initiative). If not, what is the basis for concluding that the offsets will mitigate carbon risk under a future regulatory program?
      iii) How much of the Client's generation (as a % of total emissions and % of contemplated Fossil Fuel Plant emissions) will be offset.
      iv) Plans for obtaining those offsets including discussion of potential for supply shortages to the extent many parties seek to use a limited pool of offsets.

   - v) Assumptions on cost of such offsets and financial impact of an increased cost from lower-than-expected offset supply.
- d) Evaluation of mitigation plan. Discuss the Client's strategy to mitigate its CO_2 exposure and emissions related to the proposed power plant through various mechanisms.

Section I(b): Merchants and IPPs

1) Evaluation of potential for energy efficiency. Discuss:
   - a) Potential impact of regional energy efficiency programs on the capacity factor and financial performance of the Qualifying Fossil Fuel Generation Plant.
   - b) If the contemplated Qualifying Fossil Fuel Generation Plant has a significant (greater than 50% of available capacity or energy) power purchase agreement ("PPA"), discuss whether the purchaser is or could become subject to an IRP or an efficiency procurement requirement.
2) Evaluation of potential for renewables. Discuss:
   - a) Potential impact of planned regional renewable development on the capacity factor and financial performance of the Qualifying Fossil Fuel Generation Plant.
   - b) If there is a Renewable Portfolio Standard ("RPS") in the jurisdiction, discuss:
     - i) Details of the RPS including the percentage of renewables required and phase-in timing.
     - ii) Potential impact of additional renewable development to meet stated RPS requirements on the capacity factor and financial performance of the Qualifying Fossil Fuel Generation Plant.
3) Same as diligence topic 3 in Section I(a), except that, where a Qualifying Fossil Fuel Generation Plant has a significant (greater than 50% of available capacity or energy) power purchase agreement ("PPA"), discuss whether the PPA accounts for future CO2 compliance costs, or allows for a reopener to adjust financial terms of the agreement when such costs become known.
4) Same as diligence topic 4 in Section I(a)
5) Evaluation of carbon mitigation plan. Discuss:
   - a) Client's strategy and ability to mitigate its exposure to potential CO_2 costs. Discussion of mitigation mechanisms including, but not limited to:
     - i) CO_2 credit positions/purchases/offsets,
     - ii) Closure of other fossil fuel facilities,
     - iii) Commitments to adopt technologies to reduce CO_2 emissions,
     - iv) Anticipation of future CO_2 costs and/or reopener provision in any significant PPA,
     - v) Other mitigating factors, as appropriate.
   - b) Client's corporate CO_2 management plan, if applicable, across its generation fleet, including plants under construction.
   - c) Client's progress towards meeting its corporate CO_2 management plans, if applicable.

EXHIBIT D

Carbon Principles Q & A

1. What is the purpose of the Carbon Principles?
The purpose of the Carbon Principles is to help financial institutions and their power generation clients better understand and respond to the risks of carbon exposure and climate change and to encourage development of low carbon emitting power generation solutions.

2. What impact are the Carbon Principles expected to have? Will the Carbon Principles slow down or stop the development of coal-fired power plants?
The Carbon Principles financial institutions and advisors expect that the Principles will help more clearly define carbon and climate change risk associated with these projects and utilize the full range of economically viable options available to mitigate those risks, including efficiency, renewables and carbon capture and storage.

3. Who are the Carbon Principles adopters and advisors?
The Carbon Principles adopters are financial institutions with significant experience as lenders and underwriters to the U.S. power industry. Advisors are power sector clients and environmental stakeholders. We expect to close the first round of financial institutions adopting the Carbon Principles by early summer 2008.

4. How will the Carbon Principles be implemented?
The Carbon Principles are accompanied by a due diligence framework that outlines and provides an extensive set of questions to help clients and financiers assess risk and mitigation options. Each adopting financial institution will integrate the diligence framework into their existing processes as appropriate.

5. The Carbon Principles call for a balanced portfolio approach with priority given to the lowest-emitting sources of energy (efficiency, renewables, mitigated fossil). What distribution of investment across these three areas do you anticipate?
The Carbon Principles financial institutions expect a continuous trend towards lower-emitting sources of power generation. Development of technological solutions and relative prices of different types of energy sources will determine the evolving distribution across these and future sources.

6. Will the Carbon Principles financial institutions continue to finance coal fired plants?
Coal provides for over 50% of electricity in the United States and comparable portions in other markets around the world. It is the expectation of the adopting financial institutions that coal will continue to be a part of the energy mix and that the Carbon Principles will help financiers to understand and mitigate the risks associated with coal and other GHG-intensive fuels, and pursue the most affordable, reliable and low-carbon portfolio approach to meeting energy needs.

7. What is the group's view on nuclear power?
The group believes nuclear power is an important option to consider in addressing climate change, while also recognizing that nuclear plants carry other risks that financial institutions must consider.

8. Do the Carbon Principles imply a lack of appropriate legislation in the United States?
We recognize the complex process by which legislation is developing in the United States, as well as the contribution to this effort of the various state and regional initiatives. We believe it is important to provide a framework for clients and financiers in this interim period while legislation is being crafted and that the experience derived from the Principles could also help inform the development of new and revised policy.

9. Do the Carbon Principles financial institutions support regulation of carbon?
The Carbon Principles financial institutions have stated their support for market-based frameworks to help regulate carbon emissions.

10. Are you confident that the Carbon Principles will help inform the development of legislation? At the level of Public Utility Commissions?
We believe the learnings from the development of the Carbon Principles and their implementation could be helpful to policy makers, including public utility commissions, as they develop standards and in some cases legislation to help reduce carbon emissions.

11. Why are the Carbon Principles limited to North America power generation?
As a first step, we decided to focus on power generation in North America because of attention to this market by legislators and other stakeholders.

12. Are you concerned about similar risks in other markets?
We recognize that climate risks are present in all greenhouse gas intensive sectors, and believe experience with the Carbon Principles will inform us on how to proceed in other sectors.

13. Will the Carbon Principles expand to other geographic and sectoral markets?
Experience with the Carbon Principles will help inform decisions to consider other geographies and sectors.

14. Are there plans to extend the Carbon Principles to additional, related initiatives?
Through the process of developing the Carbon Principles, the adopting financial institutions identified a number of key issues and questions that merit further consideration. We look forward to further discussions to advance these issues.